Exhibit 99.1
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          MTR GAMING GROUP RECEIVES MANAGEMENT-LED ACQUISITION PROPOSAL


          CHESTER, WV - December 2, 2005 - MTR Gaming Group, Inc. (Nasdaq: MNTG) today announced that it has received a non-binding proposal from a newly-formed entity, TBR Acquisition Group, LLC, which is controlled by Edson Arneault and Robert Blatt, MTR's Chief Executive Officer and Executive Vice President, respectively, both of whom are also directors to acquire all of the outstanding shares of MTR for a cash price of $9.00 per share.

          The proposal is subject to a number of conditions, including, among other things, (i) obtaining financing for the proposed transaction on satisfactory terms, (ii) the negotiation and execution of definitive agreements on mutually acceptable terms, (iii) the Company's receipt of a fairness opinion, and (iv) regulatory approvals.

          The management-led group has tentatively proposed a two-step transaction: a first step public tender offer for not less than 90% of the outstanding shares of common stock for $9.00 per share in cash, followed by a second step "short form" merger in which the remaining public stockholders would also receive $9.00 per share in cash.

          The Board of Directors has established a special committee consisting of four independent, disinterested directors to act on behalf of MTR with respect to the proposal or alternatives in the context of evaluating what is in the best interests of MTR and its stockholders. The special committee is authorized to retain independent financial, legal and other advisors.

          MTR cautions shareholders and investors that the special committee of the Board of Directors' consideration of the proposal is only in its beginning stages; no decisions whatsoever have been made by the special committee in respect of MTR's response, if any, to the proposal and shareholders are not now being asked to take any action with respect to the proposal; the special committee has engaged counsel and will proceed in an orderly and timely manner to engage other appropriate advisors and consider the proposal and its implications; and there can be no assurance that the proposed transaction or any other strategic transaction will be approved or completed.

ADDITIONAL INFORMATION

          This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The proposed tender offer for the outstanding shares of MTR common stock described in this press release has not commenced and might never commence. If and when the offer is commenced, TBR Acquisition Group, LLC will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and MTR will file a solicitation/recommendation statement on
Schedule 14D-9 with respect to the offer. If filed, the tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. If the proposed tender offer commences, those materials will be made available to MTR shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's Web site www.sec.gov.

About MTR Gaming Group

          MTR Gaming Group, Inc., through subsidiaries, owns and operates the Mountaineer Race Track & Gaming Resort in Chester, West Virginia; Scioto Downs in Columbus, Ohio; the Ramada Inn and Speedway Casino in North Las Vegas, Nevada; Binion's Gambling Hall & Hotel in Las Vegas, Nevada, and holds a license to build Presque Isle Downs, a thoroughbred racetrack with pari-mutuel wagering in Erie, Pennsylvania. The Company also owns a 50% interest in the North Metro Harness Initiative, LLC, which has a license to construct and operate a harness racetrack 30 miles north of downtown Minneapolis (judicial review pending). Additionally, the Company has entered into a definitive agreement to acquire a 90% interest in Jackson Trotting Association, LLC, which operates Jackson Harness Raceway in Jackson, Michigan. The Mountaineer facility, the Company's primary source of revenues, currently encompasses a thoroughbred racetrack with off-track betting and export simulcasting, 3,220 slot machines, 359 hotel rooms, golf course, spa & fitness center, theater and events center, convention center and fine dining and entertainment. MTR is included on the Russell 2000(R) and Russell(R) 3000 Indexes. For more information, please visit www.mtrgaming.com.

For Additional Information, Please Contact:
MTR Gaming Group, Inc.
Donald J. Duffy, Chairman
Special Committee of the Board
203.682.8200